Exhibit 97

HP INC. MANDATORY COVERED COMPENSATION RECOVERY POLICY
The HR and Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of HP Inc. (the “Company”) believes it is appropriate to adopt this HP Inc. Mandatory Covered Compensation Recovery Policy (the “Policy”) and adopts this Policy to be effective as of the Effective Date.
Section 1. Definitions
For purposes of this Policy, the following definitions shall apply:
a)“Administrator” means the Committee.
b)“Authorized Officer” means the Company’s Chief Executive Officer, Chief People Officer, or Corporate Secretary.
c)“Company Group” means the Company and each of its Subsidiaries, as applicable.
d)“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who was an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was Received (i) on or after the effective date of the applicable NYSE listing standards, (ii) after the person became an Executive Officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.
e)“Effective Date” means October 2, 2023.
f)“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Administrator will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Administrator or its authorized delegate shall maintain documentation of such determination and provide such documentation to the NYSE.
g)“Exchange Act” means the Securities Exchange Act of 1934.
h)“Executive Officer” means any current or former “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act.
i)“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements.
j)“Home Country” means the Company’s jurisdiction of incorporation.
k)“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
l)“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under this Policy is not dependent on if or when the Restatement is actually filed.
m)“NYSE” means the New York Stock Exchange.
n)“Received”: Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.
o)“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements.
p)“SEC” means the United States Securities and Exchange Commission.
q)“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Company, that is, directly or indirectly, through one or more intermediaries, “controlling”, “controlled by” or “under common control with”, the Company. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.
Section 2. Recoupment and Forfeiture of Erroneously Awarded Compensation
In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the applicable member of the Company Group in accordance with Section 3 of this Policy. The Administrator must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below. For the avoidance of doubt, recovery of any Erroneously Awarded Compensation under this Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.
Notwithstanding the foregoing, the Administrator (or, if at any time the Administrator is not a committee of the Board responsible for the Company’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Administrator determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing this Policy would exceed the amount to be recovered (following reasonable attempts by one or more members of the Company Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE), (ii) pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE), or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
In no event shall any member of the Company Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.
Section 3. Means of Repayment
In the event that the Administrator determines that any person shall repay any Erroneously Awarded Compensation, the Administrator or its authorized delegate shall provide written notice to such person by email or certified mail to the physical address on file with the Company Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Administrator. Any member of the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the applicable member of the Company Group, to require the forfeiture of any award granted by any member of the Company Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder. If the written notice described above does not specify a repayment timing, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.
Section 4. No Indemnification
Notwithstanding anything in Section 6 of this Policy to the contrary, no person shall be indemnified, insured or reimbursed by any member of the Company Group in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by any member of the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation).

Section 5. Miscellaneous
This Policy will be administered and interpreted by the Administrator. The Administrator may delegate authority to one or more Authorized Officers to interpret this Policy and to perform certain ministerial acts contemplated by this Policy. To the extent the Committee delegates authority to one or more Authorized Officers, “Administrator” shall be deemed to mean the Authorized Officers or any of the Authorized Officers’ delegates.
Any determination by the Administrator with respect to this Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Administrator under this Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.
This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.
The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Company Group satisfying any conditions in this Policy, including any requirements to provide applicable documentation to the NYSE.
The rights of the members of the Company Group under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to any member of the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, offer letter, equity award agreement, or other plan or agreement of any member of the Company Group, including, without limitation, the HP Inc. Applicable Compensation Clawback Policy, as it may be amended from time to time.
Section 6. Arbitration
Any dispute or controversy arising under or in connection with this Policy shall be subject to any Executive Agreement to Arbitrate Claims by and between a given Executive Officer and any member of the Company Group.
Section 7. Amendment and Termination
To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Administrator may terminate, suspend or amend this Policy at any time in its discretion.
Section 8. Successors
This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.

HP INC.
MANDATORY COVERED COMPENSATION RECOVERY POLICY
ACKNOWLEDGMENT, CONSENT AND AGREEMENT
I acknowledge that I have received and reviewed a copy of the HP Inc. Mandatory Covered Compensation Recovery Policy (as may be amended from time to time, the “Policy”) and I have been given an opportunity to ask questions about the Policy and review it with my counsel. I knowingly, voluntarily and irrevocably consent to and agree to be bound by and subject to the Policy’s terms and conditions, including that I will return any Erroneously Awarded Compensation that is required to be repaid in accordance with the Policy. I further acknowledge, understand and agree that (i) the compensation that I receive, have received or may become entitled to receive from the Company Group is subject to the Policy, and the Policy may affect such compensation and (ii) I have no right to indemnification, insurance payments or other reimbursement by or from any member of the Company Group for any compensation that is subject to recoupment and/or forfeiture under the Policy. Capitalized terms not defined herein have the meanings set forth in the Policy.

Signed:        _________________________________________
Print Name:     _________________________________________
Date:        _________________________________________

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